JPMORGAN TRUST I

245 PARK AVENUE

NEW YORK, NEW YORK 10167

VIA EDGAR

May 27, 2010

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re: JPMorgan Trust I (“Trust”) on behalf of its series,

JPMorgan Research Equity Long/Short Fund;

File Nos. 333-103022; 811-21295

Dear Mr. Di Stefano:

This letter is in response to oral comments we received from you on April 30, 2010 to the Trust’s Post-Effective Amendment No. 104 to the Registration Statement under the Securities Act of 1933, as amended, and Amendment No. 105 to the Registration Statement under the Investment Company Act of 1940, as amended.

Our responses to your comments are set forth below. We will incorporate any changes to the Trust’s Registration Statement in a filing pursuant to Rule 485(b).

Fees and Expenses of the Fund

1.

Comment: Please revise the first sentence so that “tables describe” is changed to “table describes.”

Response: We respectfully disagree and believe that the current wording is correct.

2.

Comment: Please delete the parenthetical “under $1 million” from the Maximum Deferred Sales Charge (Load) line item.

Response: Absent this disclosure in the fee tables, potential investors may not understand that certain purchases of class A shares are subject to a CDSC. We believe that it is appropriate for investors contemplating the purchase of shares to be aware of all potential fees to which they may become subject pursuant to an investment in a Fund. The “under $1 million” language in the fee table alerts shareholders to an important exception to the general fact that Class A shares lack a contingent deferred sales charge and goes directly to the question of suitability of particular classes for particular shareholders. As a result, we are retaining the “under $ 1 million” in the disclosure.

Annual Fund Operating Expenses Table

3.

Comment: Under the heading “Other Expenses” remove the superscript 1 behind the subheadings “Dividend Expenses on Short Sales” and “Remainder of Other Expenses” and place it after “Other Expenses” only.

Response: The revision will be made.

4.

Comment: Please revise footnote 1 to state that “Other Expenses are based on estimated amounts for the current fiscal year”.

Response: The revision will be made.

5.

Comment: Please confirm that the expense limitation agreement complies with the requirements of Form N-1A (the “Form”). In addition, confirm that the footnote should not disclose that the Board approves the new expense limitation agreement.

Response: The Trust confirms that the footnote complies with the requirements of the Form. We hereby confirm that it is the service providers who decide whether or not to continue the expense caps, and as a result, our process does not require the Board to approve the expense limitation agreement.

Main Investment Strategies

6.

Comment: Please disclose the lowest market capitalization included in the S&P 500 Index and the Russell 1000 Index and separately explain what market characteristics means.

Response: The revision will be made. Market characteristics is intended to allow investment in securities that may move into or out of the market capitalization ranges that have been established by an index before those ranges are reset.

7.

Comment: Mention something about foreign securities in the section “What are the Fund’s main investment strategies?” If it is not a principal risk, delete “Foreign Securities Risk” from the section “The Fund’s Main Investment Risks”.

Response: The Fund’s main investment strategies include investments in depositary receipts and these investments may expose the Fund to the risks described in “Foreign Securities Risk.” Thus, we feel that “Foreign Securities Risk” should remain as a main investment risk.

Main Investment Risks

8.

Comment: Real Estate Securities Risk - In the section “What are the Fund’s main investment strategies?” explain the risks of real estate securities under the heading “Real Estate Securities Risk”.

Response: The revision will be made.

Management

9.

Comment: Delete the introductory paragraph to the table.

Response: The revision will be made.

Additional Information About the Fund’s Investment Strategies

10.

Comment: In the section “More About the Funds” under the heading “Additional Information About the Funds”, make the distinction between principal and non-principal risks.

Response: The revision will be made.

11.

Comment: Please include disclosure that indicates how shareholders will be notified of any changes to a Fund’s fundamental investment objectives.

Response: We do not believe that the Form requires the requested disclosure. We expect to provide shareholders with reasonable advance notice of material changes to a Fund’s non-fundamental investment objective or material investment policies.

12.

Comment: In the section “More About the Funds” under the heading “Investment Risks”, note which risks are principal and which risks are not principal.

Response: In the introductory paragraph to this section, it is noted that the Fund’s main investment risks are included in the Summary portion of the prospectus.

Statement of Additional Information

13.

Comment: In the Part I, in the section “Investment Policies”, page 4, 2nd paragraph, please clarify that the restriction on borrowing does not apply only at the time of purchase.

Response: The revision will be made.

14.

Comment: Under Fundamental Investment Restrictions, certain activities are permitted to the “extent under applicable law.” For these restrictions, please explain what current applicable law permits. Specifically, this comment is provided in relation to the fundamental restrictions on borrowing, making loans and senior securities.

Response: The Funds believe that they already substantially comply with this request. To the extent a Fund engages in any practice set forth in the fundamental investment restrictions, the Fund provides a description of such strategy/practice and the corresponding 1940 Act requirements, if it enhances a shareholder’s understanding, in the “Investment Strategies and Policies” section of the SAI. The Funds note that the General Instructions to From N-1A do not require that information in the SAI be included in any particular order.

We hereby acknowledge on behalf of the Trust that:

- the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the Filings;

- Comments of the staff of the Securities and Exchange Commission ("Staff"), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission ("SEC") from taking any action with respect to the filing made; and

- the Trust may not assert Staff Comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of Comment letters and Responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s Comments. Should members of the Staff have any questions or Comments concerning this letter, please call the undersigned at (212) 648-2085.

Sincerely,

/s/ John T. Fitzgerald

John T. Fitzgerald

Assistant Secretary